UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

DNB Financial Corporation

(Name of Issuer)

Common stock, par value $1.00 per share

(Title of Class of Securities)

233237 10 6

(CUSIP Number)

Gerald F. Sopp
EVP and Chief Financial Officer
DNB Financial Corporation
4 Brandywine Avenue
Downingtown, PA 19335
(484) 359-3138

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP No. 233237 10 6

1.	Names of Reporting Person - William S. Latoff

2.	Check the Appropriate Box if a Member of a Group
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization - U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power 245,608

	8.	Shared Voting Power

	9.	Sole Dispositive Power – 245,608

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Reporting Person – 245,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.35%

14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The class of securities to which this statement relates is common stock, par value $1.00 per share (the “Common Stock”), of DNB Financial Corporation (the “Issuer”), and the principal executive offices of the Issuer are located at 4 Brandywine Avenue, Downingtown, PA 19335.

Item 2.	Identity and Background
The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)	Name: William S. Latoff
(b)	Business address: c/o DNB Financial Corporation, 4 Brandywine Avenue, Downingtown, PA 19335
(c)	Present principal occupation or employment: Mr. Latoff is the Chairman and Chief Executive Officer of the Issuer, whose principal business address is 4 Brandywine Avenue, Downingtown, PA 19335.
(f)	Citizenship: U.S.

Item 3.	Source and Amount of Funds or Other Consideration
The sources of funds used to purchase shares of Common Stock owned by William S. Latoff were personal funds. Mr. Latoff did not borrow any of the funds used to purchase any of the Common Stock.  Of the 245,608 shares reported, 51,738 are represented by unexercised options to acquire shares granted by the Issuer to Mr. Latoff.  Since August 20, 2008, the date of the last transaction covered by Amendment No. 2 to the original report, all shares of Common Stock acquired by Mr. Latoff were acquired by purchase (26,375 shares), by grant of restricted shares from the Issuer at no cash consideration (17,200 shares) or by option grant by the Issuer for no cash consideration (-0- shares).

Item 4.	Purpose of Transaction

Messrs. Latoff has acquired all shares of Common Stock for general investment purposes.  Mr. Latoff may purchase additional shares of Common Stock in private or open-market transactions for investment purposes, or dispose of shares of Common Stock.

Mr. Latoff in his capacity as an investor in securities of the Issuer, has no plan or proposal with respect to (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	William S. Latoff beneficially owns, for purposes of this report, 245,608 shares of Common Stock, which represent 9.35% of the shares of Common Stock outstanding as of April 23, 2010.
(b)	Of the shares beneficially owned by William S. Latoff, all are held by Mr. Latoff directly, over which he has sole voting and dispositive power.
(c)	The following transactions in the Common Stock of the Issuer have occurred since August 21, 2008 that were effected by William S. Latoff

Person Effecting	Date	No. Shares	Price/Share	Where/How Effected

William S. Latoff	8/27/2008	742	$14.38	Purchase through 401(k) Plan
William S. Latoff	9/2/2008	461	$14.16	Purchase through 401(k) Plan
William S. Latoff	10/3/2008	188	$10.80	Purchase through 401(k) Plan
William S. Latoff	10/3/2008	402	$13.00	Deferred Compensation Plan
William S. Latoff	12/9/2008	435	$10.75	Deferred Compensation Plan
William S. Latoff	12/10/2008	504	$10.75	Purchase through 401(k) Plan
William S. Latoff	12/17/2008	5,000	NA	Equity Compensation Plan Award
William S. Latoff	1/2/2009	-2,000	NA	Declination or Equity Comp. Plan Award
William S. Latoff	1/14/2009	298	$9.33	Purchase through 401(k) Plan
William S. Latoff	2/20/2009	500	$5.25	Cash open market purchase
William S. Latoff	2/24/2009	300	$4.75	Cash open market purchase
William S. Latoff	2/27/2009	1,000	$4.74	Cash open market purchase
William S. Latoff	3/4/2009	1,000	$4.88	Cash open market purchase
William S. Latoff	3/4/2009	1,000	$4.75	Cash open market purchase
William S. Latoff	3/6/2009	6,286	$5.00	Cash open market purchase
William S. Latoff	4/14/2009	5,480	$5.00	Cash open market purchase
William S. Latoff	5/4/2009	300	$8.75	Cash open market purchase
William S. Latoff	5/14/2009	53	$7.52	Purchase through 401(k) Plan
William S. Latoff	5/14/2009	332	$8.00	Purchase through 401(k) Plan
William S. Latoff	5/21/2009	24	$7.75	Purchase through 401(k) Plan
William S. Latoff	6/12/2009	200	$7.75	Cash open market purchase
William S. Latoff	6/30/2009	314	$8.50	Purchase through 401(k) Plan
William S. Latoff	8/24/2009	350	$7.20	Cash open market purchase

William S. Latoff	11/4/2009	820	$6.10	Purchase through 401(k) Plan
William S. Latoff	11/17/2009	145	$6.60	Purchase through 401(k) Plan
William S. Latoff	11/18/2009	600	$6.99	Cash open market purchase
William S. Latoff	12/31/2009	3,337	$7.01	Purchase through 401(k) Plan
William S. Latoff	2/18/2010	100	$5.50	Cash open market purchase
William S. Latoff	4/9/2010	1,204	$5.91	Purchase through 401(k) Plan
William S. Latoff	4/23/2010	14,200	NA	Equity Compensation Plan Award
Total		43,575

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No additional contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Latoff and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into since the date of the original report.

The Issuer granted William S. Latoff 3,150 shares, 5,000 shares and 13,500 shares of restricted stock on November 28, 2007, December 17, 2008 and April 23, 2010, respectively.  Mr. Latoff declined 2,000 shares of the December 17, 2008 Restricted Stock Award.  Resale of such shares is contractually restricted to the earlier of 1 year after grant or a change in control of the Issuer.

The shares subject to the April 23, 2010 grant shall vest on the earlier of the expiration of 3 years, a change in control of the Registrant, the date of William S. Latoff’s death, William S. Latoff’s termination of employment on account of disability, or the later of the second anniversary of the Grant Date, provided he has continued to perform substantial services for the Company through that date, or the date on which William S. Latoff attains age sixty-five.  If William S. Latoff’s employment terminates for any reason prior to the vesting date, William S. Latoff will forfeit all rights under the award. William S. Latoff is also subject to Section 111 of the Emergency Economic Stabilization Act of 2008, as amended (“EESA”) and William S. Latoff’s entitlement to Award Shares shall be subject to further conditions pursuant to Section 111(b)(3)(D) of EESA, which apply to the Award Shares due to the Holding Company’s receipt of financial assistance under EESA’s Troubled Asset Relief Program (“TARP”)So long as TARP applies, the Vesting Date with respect to Award Shares shall be no earlier than the applicable date set forth in the following schedule:

 (a) with respect to 25% of the Award Shares, the time of repayment of 25% of the aggregate financial assistance received under TARP;

(b) with respect to an additional 25% of the Award Shares (for an aggregate total of 50% of the Award Shares), the time of repayment of 50% of the aggregate financial assistance received under TARP;

(c) with respect to an additional 25% of the Award Shares (for an aggregate total of 75% of the Award Shares), the time of repayment of 75% of the aggregate financial assistance received under TARP; and

(d) with respect to an additional 25% of the Award Shares (for an aggregate total of 100% of the Award Shares), the time of repayment of 100% of the aggregate financial assistance received under TARP.  Further, the award agreement will contain a provision that, during any period that William S. Latoff is subject to applicable limits on executive compensation under TARP, William S. Latoff’s rights under the award agreement are only enforceable to the extent permitted under applicable TARP regulations.

Mr. Latoff purchased 28,572 shares on November 14, 2005 in the Issuer’s Regulation D offering that are subject to resale restrictions in accordance with SEC Rule 144 and other applicable laws and regulations.

William S. Latoff holds options to acquire an aggregate of 51,738 shares of Common Stock granted under the Stock Option Plan.  All such options were granted pursuant to stock option agreements entered into by between the Issuer and William S. Latoff. The material terms of William S. Latoff’s options are set forth in the table below.

Number of Underlying Shares	Exercisable	Exercise Price	Grant Date	Grant Date	Name of Equity Incentive Plan
1,883	12/31/2000	9.23	6/30/2000	6/30/2000	1995 Stock Option Plan of DNB Financial Corporation ( as amended and restated effective as of April 27, 2004
1,882	12/31/2001	11.16	6/30/2001	6/30/2001	Same as above
1,882	12/31/2002	16.83	6/30/2002	6/30/2002	Same as above
1,882	12/31/2003	18.66	6/30/2003	3/30/2003	Same as above
25,467	10/18/2005	24.27	4/18/2005	4/18/2005	Same as above
18,742	6/22/2006	17.51	12/22/2005	12/22/2005	Same as above
51,738	Total

(1) All options vest immediately on the grant date.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2010
Date

/s/ William S. Latoff
Signature

William S. Latoff, Individually